

Orezone Resources Inc.

2002 Annual Report



Highlights

- Strategic Alliance and a Joint Venture on the Essakan Property with Gold Fields Limited of South Africa.
- $2.5 Million raised with a non-brokered placement.
- Merger with Coronation International Mining Corporation brings Orezone the 1.6 million ounce Essakan Gold Deposit.
- Acquisition of the 900,000 oz Sega Gold Property from Repadre/CAMGOLD.
- Option of the 1.0 million ounce Bombore Ouaka Gold Deposit from Channel Resources.

Mission

Through discovery success we will build our resources towards production and attract market attention. Growth of resources is our focus to increase liquidity and shareholder value. Our exploration efforts will be focused on gold deposits in West Africa.

Corporate Strategy

Through aggressive exploration and acquisition we aim to build our mineral base. Our strategy is to acquire and explore attractive projects that have the potential to develop rapidly into producing mines. West Africa offers relatively unexplored large tracts of land with tremendous precious metal exploration potential. Burkina Faso is a stable country in West Africa with similar geology to Ghana and Mali. We feel Burkina Faso will be one of the hottest exploration regions in the next few years. Orezone is extremely well positioned to take advantage of this opportunity.



Corporate Profile

With a technically oriented management, Orezone benefits from a wealth of diversified mining experience through its Board of Directors and independent Technical Advisory Committee. Both the Board and the Committee are comprised of some of the best known and most highly regarded individuals and consultants in the industry. Orezone is one of the first junior companies to establish a Technical Advisory Committee that provides internal review of its programs, exploration techniques, financings, acquisitions and results. When it comes to evaluating a property or its exploration results, our approach is realistic and conservative. Management has an aggressive exploration approach with good common sense and a constant eye on costs.

We have a small, very focused and aggressive team of explorationists backed by experienced consultants, contractors, financiers and a strategic alliance with Gold Fields Limited. This combined with a creative and flexible approach to exploration enhances our chances of continued success. The entire team is seriously committed to building Orezone into a successful mining exploration company and ultimately a producer. The commitment and the experience of the Management, the Board of Directors and the Technical Advisory Committee provides its shareholders a comfort level that is exceptional for a junior mining company.



Reflection

2002 was a monumental year of dynamic growth. As a result of our merger with Coronation International Mining Corporation, our financing and our strategic alliance with Gold Fields Limited, Orezone has reached a new level. The company now holds title to a gold resource base of over 3.0 million ounces and has become the leading explorer in Burkina Faso, West Africa. Three of our new projects, Essakan, Bombore and Sega have the potential to be advanced towards commercial production within the next two years.

Much of our recent success stems from our enduring quest over the last five years to consolidate and promote our position as an emerging gold producer in West Africa. Timing has certainly worked to our advantage in the last year as we closed several acquisitions that we had been pursuing for more than three years. With a higher gold price and increased market awareness in the gold sector, Orezone has quickly risen to one of the top ten junior companies favoured by many analysts for its resources and exploration success. As a result of our recent financings and the financial support from Gold Fields Limited, we are in a strong financial position that will allow us to focus on further discoveries and acquisitions.

The merger and financing occupied most of our attention in the first half of the year and as a result, there was limited exploration. However, we made significant new discoveries on our Sega project in the fourth quarter, upon commencement of the field season. This project and others will see an aggressive exploration campaign in 2003. Our goal is to build our resource base and pursue a production decision as quickly as possible on each of our advanced projects.

In Canada, we have been quietly working on our diamond projects in Quebec and Northern Ontario and a large iron-oxide copper-gold target in the Yukon. These projects are now drill ready and will be tested in the first half of 2003. Each of these projects has the potential to be a "company-maker" and warrant at least one drill program. Depending on the drilling results, these projects will be considered as possible spin-offs if they become non-core assets of significant value. These projects have been discounted by those analysts recommending Orezone on the basis of a pure gold play and as a result represent tremendous upside for shareholder value.

For the fiscal year ending December 31, 2002, the company spent a total of $1,364,837 on exploration. During the year the company raised $2.65 million, by way of a non-brokered private placement. The financings, merger and acquisitions resulted in a total issuance of 49,000,593 common shares. As of December 31, 2002 our working capital was $1,167,676. Over the past twelve months, the company received $478,850 from one of its partners and a total of 1,650,000 share purchase warrants and directors options were exercised adding $495,000 to the treasury.

We have maintained our strategy to control the exploration and management of our properties and joint ventures. Our projects have generated great interest from other companies and we have proven our ability as qualified and efficient operators in this

environment. We have completed a new alliance with Gold Fields that will enable us to increase our resources without further dilution and allow us the opportunity to advance our other main projects where we own a 100% interest. New exploration success on these projects will attract further attention from the majors, the intermediate producers and investors. Orezone is well positioned because of its current resource base and its ability to expand upon those resources in the short term. There has been limited exploration and discoveries in the gold sector for the last five years and Orezone is in an enviable position as the larger companies continue to grow through acquisition and joint venture.

We are very pleased with the performance of our share price over the last year and the increased liquidity. We now have new sponsorship from several brokerage firms and we believe that this liquidity should improve as long as we continue to post positive exploration results. Building on our exploration and consolidation successes, we have pursued a policy of promoting Orezone as an aggressive growth story in West Africa and expect to make significant advances with this strategy. There are very few serious explorers left in this area which is one of the top five areas in the World for hosting large low-cost gold deposits. Our efforts in the past year allow Orezone to be well positioned to capitalize on our strategy and further success.

We are thankful for what we have achieved in the last year, and grateful for the support of our shareholders for believing in our strategy and our determination. We are confident we will maintain your ongoing interest and support as we move towards production and continued growth in West Africa.

The Focus for 2003

We have confidence in our projects, our partnerships and our ability to grow this company. We are in a strong financial position, have an alliance with the fourth largest gold producer in the world and have a tremendous portfolio of "Blue Sky" projects. We will maintain our low overhead and focus on increasing our resources by exploring our key targets as efficiently as possible.

We have an exploration budget of more than $3.0 million for the next year with an expected contribution by Gold Fields for $1.5 million. We will delineate our resources for production potential in the near future and test for new discoveries. With renewed interest in the gold sector, many of our advanced projects which are 100% Orezone, will certainly attract the interest of other partners. We plan to fund the exploration on our own projects while we hold the market's attention and can expect a multiple on shareholder value. We will consider joint venture opportunities if a project requires significant funding at levels we consider too dilutive as compared to its net asset value. We shall pursue the opportunities that allow us to focus on our best projects, increase our chances of success, minimise our capital dilution and reduce our expenditures. We will endeavour to be both the operator and majority owner of each property. With this strategy we shall continue to investigate other acquisitions in the region that will build our critical mass.

I would like to thank you, our shareholders, for your support during an unprecedented year. I remain indebted to our consultants, employees, our new and



previous Board Members, and our many Advisors for their diligent efforts, loyalty and wisdom. I am very optimistic for continued success as we strive to build our critical mass and attract the attention of many new investors. By building on our solid foundation of resources, experienced people and a valuable alliance, we shall persist in adding shareholder value and liquidity.

Ron Little February 20, 2003
President & CEO


ALGERIA
LIBYA
S A H A R A   D E S E R T
MAURITANIA
MALI
CHAD
SUDAN
CONGO
BASIN
ANGOLA
BOTSWANA
South Atlantic Ocean
Indian Ocean

Burkina Faso

Total Area	105,869.21 sq mi 274,200.00 sq km (slightly less than Newfoundland and Labrador)
Population	11,946,065 (July 2000 est.) Estimated Population in 2050 34,303,964
Languages	French (official), native African languages belonging to Sudanic family spoken by 90% of the population
Literacy	19.2% total, 29.5% male, 9.2% female (1995 est.)
Religions	Indigenous beliefs 40%, Muslim 50%, Christian (mainly Roman Catholic) 10%
Life Expectancy	46.29 male, 47.18 female (2000 est.)
Government Type	Parliamentary
Currency	1 Communaute Financiere Africaine franc (CFAF) = 100 centimes (656CFAF=1Euro, 425CFAF = ~$1CDN)
GDP (per capita)	$1,100 (1999 est.)
Industry	cotton lint, beverages, agricultural processing, soap, cigarettes, textiles, gold
Agriculture	peanuts, shea nuts, sesame, cotton, sorghum, millet, corn, rice; livestock
Arable Land	13%
Exports	cotton, animal products, gold
Imports	machinery, food products, petroleum
Natural Resources	manganese, limestone, marble; gold, antimony, copper, nickel, bauxite, lead, phosphates, zinc, silver

Burkina Faso, formerly known as Upper Volta and part of the French West Africa until August 5, 1960, is now an independent republic with a democratic government. This landlocked country lies to the west of Niger, to the north of Ghana and to the east of Mali. The capital city is Ouagadougou, while the financial centre lies in Bobo-Dioulasso.

Burkina Faso has a population of 11.9 million (2000 est.), with a population growth rate of 2.72%, where 48% of the population is between the ages of 0-14 years and life expectancy is 46.3 years. French is the official language, however tribal languages belonging to the Sudanic family are spoken by 90% of the population. There is a wide range of ethnic and religious groups in Burkina Faso including Mossi (24%) as the most common ethnic group and Muslim (50%) as the most practised religion.

The climate is characteristically tropical with warm, dry winters and hot, wet summers. Agriculture is the main economic activity, employing the majority of the population and accounting for one-third (1/3) of the GDP in 2000 (agriculture: 31% industry: 28% services: 41%). Next to cotton, livestock is the second most important agricultural commodity. It was once Burkina's major export but currently comes in third place behind cotton and gold. Cotton accounts for an average of 43%, gold 27% (1990) and livestock is between 4 and 10% of the domestic value of merchandise exports.

Between the eleventh and nineteenth centuries, gold was one of the region's main products of exchange. This part of West Africa was named the "Gold Coast" by early explorers. Gold panning has been practised



in the Black Volta River Valley for centuries. Gold mining became important to the modern economy in 1984, with the opening of the Poura gold mine. Since then, gold mining and exploration have made a significant impact on Burkina's economic growth and have increased exports. From 1986 to 1989, the exploitation of gold yielded average annual export revenues of about CFAF 10 billion or 27% of all merchandise exports.

Burkina Faso has been moving towards updating the Mining Code to become more competitive with other countries in West Africa. The Ministry of Mines in Burkina Faso understands the importance of gold mining and its impact on the economy of the country and is trying to foster a fiscal regime that will attract companies like Orezone Resources who will in turn, return much needed income back to the government.

Essakan Property

The Essakan Property consists of six permits covering 1500 km² located in the northeast of Burkina Faso, 330 kilometres by road from the capital, Ouagadougou. Gold-bearing quartz veins have been mined by artisans on the Essakan property since 1984. State records indicate that in the late 1980's and early 1990's the artisans produced some 500 kilograms of gold a year. BHP Billiton Limited conducted a program of trenching, drilling and mapping on the Essakan property in 1995. Coronation International Mining Corporation acquired the Essakan property in May 2000 and entered into an agreement with Ranger Minerals Ltd. Ranger conducted a major drilling program on the Essakan orebody and produced a measured and indicated reserve of 1.3 million ounces at 2.1 gAu/t and an inferred resource of 300,000 ounces at 1.8 gAu/t. Orezone acquired the Essakan property through the merger with Coronation in 2002. Gold Fields Limited of South Africa is now earning to 50% by funding $US8 million in exploration and may earn to 60% by producing a bankable feasibility study. Orezone is the operator for the first $US2 million.

Bondi Property

The Bondi (Bondigui) Property is 340 square kilometres in size and is located in the Houndé greenstone belt in south-western Burkina Faso. It lies directly south of the Golden Hill Property. The Corporation may earn a 60% interest in the exploration permit by spending US$600,000. The Corporation has spent $276,286 on the Bondi property to date. Exploration on the Bondi permit has indicated a major 2 km by 4 km gold in soil anomaly within a portion of the Tarkwaian sediments. Surface grab samples have returned values up to 13 gAu/t. Trenching and drilling are planned in 2003.


Burkina Faso
International boundary
Province boundary
National capital
Province capital
Railroad
Road
MALI
NIGER
GHANA
TOGO
BENIN
CÔTE
SOUM
OUDALAN
SENO
YATENGA
BAM
GNAGNA
SOUROU
KOSSI
MOUHOUN
GOURMA
TAPOA
SISSILI
BOULGOU
HOUET
KOMOÉ
PONI

Kerboulé Property

The Kerboulé Property is 404 km^2 in size and is located in the northern part of Burkina Faso near the Mali border. It is approximately 250 kilometres north of the capital city, Ouagadougou. The Corporation acquired an interest in the exploration permit in April 1997 and now holds a 75% interest in the permit. The Corporation has spent over $1,055,882 on the property to date. The Inata shear zone, is a northeast trending structural break that transects the Kerboule permit. The Inata gold prospect, found along this main shear, is the premier gold zone on Resolute's Belahouro property and is located approximately 25 kilometres to the south-southwest. Highlights of exploration on Kerboule include drill hole RCK99-04 that intersected 1.5 g/Au/t over 130 metres, including 3.2 g/Au/t over 30 metres and drill hole RCK99-58, which returned 56 metres of 2.5 g/Au/t material. The global inferred resource at Kerboule is 200,000 ounces at 1.3 g/Au/t.

Sega Property

The Sega (Seguenega) Property is 400 km^2 in size and is located in the northwest part of Burkina Faso, 200 kilometres north of Ouagadougou. The Corporation acquired a 100% interest in permit from Repadre/I AMgold less a 3% NSR royalty. Previous work at Sega by Repadre inferred a resource of 300,000 ounces at 2.8 g/Au/t. Drilling undertaken by Orezone in the 4th quarter of 2002 returned results of 34m of 2.1 gAu/t in hole BKRC03 and 28m of 3.4 gAu/t in hole BKRC08 in a new zone. The company has spent $322,048 to date on the Sega project. Orezone plans to define this new zone with more drilling in 2003.

Bombore Property

The Bombore project covers an area of 2100 km^2 centred on the village of Mogtedo, approximately 80 km by paved highway east of Ouagadougou. Initial exploration work performed by Channel Resources with partners Solomon Resources and Placer Dome began at Bombore in early 1994 and continued through to 2000. Orezone Resources entered into an agreement with Channel to acquire up to 70% of the Bombore permit through exploration and by producing a bankable feasibility study. The gold mineralization at Bombore is within the near surface oxide zone and is quite amenable to low cost heap leach extraction. Channel Resources produced a measured and indicated reserve of 471,000 ounces at 1.5 gAu/t and an inferred resource of 582,000 ounces at 1.5 gAu/t within the Bombore First Target (BFT). The BFT consists of 6 zones that are within a 14 kilometre long mineralized envelope. Orezone plans to refine the higher grade zones within the BFT and will investigate other satellite targets on the permit. Orezone hopes to exploit the oxide gold at Bombore within the next two years.

Sebedougou Property

The Sebedougou Property is 255 km^2 in size and is located immediately north of the Corporation's Golden Hill Property and 300 kilometres west of the capital city of Ouagadougou. The exploration permit is held 100% by Orezone. The Corporation has spent $328,797 to date. Previous work by international and local governments included extensive soil geochemistry for base metals and gold, as well as regional mapping and prospecting. Orezone's exploration highlights at Sebedougou include 24m of 2.1 gAu/t from hole RCS99-07.

Golden Hill Property

The Golden Hill (Intiedougou) Property is located in southwest Burkina Faso and is 385 square kilometres in size. The Corporation has acquired 100% of this exploration permit. A total of CDN$2,139,371 has been spent on the property to date. A first diamond-drilling program, in December 1997, confirmed the presence of a major and well-mineralized syenite intrusive rock that is now designated the "A Zone" and "B Zone". The A zone is an intrusive plug with dimension of 300m by 65m, dipping 55° to the east. The B Zone is a syenite dyke, 700m long and 10m wide. Subsequently the Paksou zone was discovered in 2000, which is again associated with syenite dyking. Results from hole IRC01-19 include 22 metres at 11.4 gAu/t. The global inferred resource at Golden Hill amounts to 157,000 ounces at 1.4 gAu/t.

Ronald N. Little – President, CEO and Director

Mr. Little is a Professional Engineer. He has been President and Director of the Corporation since 1995. Formerly, he acted as Vice-President - Operations of the Corporation. Mr. Little has more than eighteen years experience, at senior levels, in mining exploration, mine development and mine operations. Most of his experience was gained with major Canadian mining companies and included international operations. He has a very dynamic background of both geology and mining engineering acting previously as Exploration Manager, Chief Mine Geologist, Assistant Mine Superintendent and Assistant Mine Manager. Mr. Little is focused on building Orezone into a gold producer.

Jeff Ackert – V.P. Exploration

Mr. Ackert has been involved in exploration in Canada and overseas since 1978. He is a geologist, graduating from the University of Toronto in 1985. Jeff has worked for some of the world's largest mining houses from the mid 1980's through to the mid 1990's before joining Orezone in 1996. He brings with him a wealth of hands on experience in gold exploration and production.

Douglas Perkins – CFO

Mr. Perkins is a bilingual administrator and financial manager with over twenty years experience in exploration and mining development with a number of rapidly growing companies. He has lived in both West Africa and Latin America for most of that time. He has held senior financial roles in a number of public companies. Doug has also participated in eight gold mine feasibility studies and the construction of six gold mines. In the last two years, he has worked as a consultant on the World Bank project to promote private investment in mining and economic growth with the Ministry of Mines of Burkina Faso. He also taught International Accounting Standards as they relate to mining in the Former Soviet Union on a project funded by the Japanese government.

Bob Mason – Director

Mr. Mason is President of Mason Exploration Associates Ltd. and a director of Amazonia Mineracao Ltd., a private Brazilian mining and exploration company. He has over 40 years experience (Africa and the Americas), in geology and mineral exploration. He has worked as a Professor of Exploration Geology at Rhodes University in South Africa; Director of the Mineral Exploration program at Queens University from 1983 to 1996, and as a consultant to numerous international mining and exploration companies and government agencies. He has served as a Director of the Corporation since 1997.

Suren Mirchandani – Director

Mr. Mirchandani is currently Managing Director of the Coronation Group's West African operations. Suren Mirchandani graduated from the University of Michigan with a degree in Political Science. Upon graduation, he worked with the Fides Trust Company (a subsidiary of Credit Suisse) in Geneva. Subsequently, he took a Management position with the Coronation Group in West Africa after which he was transferred to the Group's various operations in Togo, Benin, Burkina Faso and Niger. He later became Managing Director of the Group's West African Operations. Born in Ghana, he has lived in West Africa for twenty years. As the Coronation Group decided to expand into the Mineral exploration business, Mr. Mirchandani was given the helm of Coronation International Mining Corporation. This company was subsequently merged with Orezone Resources.

David Netherway – Director

Mr. Netherway is an Australian mining engineer with nearly 30 years of experience, 15 of which were spent in Africa, mainly Guinea and Ghana. David has been associated with Golden Shamrock Mines Ltd., Ashanti Goldfields Ltd., Nevsun Resources Ltd., and Semafo Inc. and is currently the President and CEO of Afcan Mining Corp. He is a successful mine developer and operator and brings a wealth of expertise and contacts in West Africa to Orezone.

John Paterson – Advisor

Mr. Paterson is a Professional Mining Engineer and president of Lapaladan Corporation. Mr Paterson spent 10 years as president of Geornaque Explorations Ltd. and the previous nine years working for Cardinal River Coals, Crow's Nest Resources and Teck Corporation. He also worked five years as

an independent consultant and as an associate of Roscoe Postle Associates where he was involved in feasibility studies, economic evaluations and project management on numerous domestic and international mining projects. Mr Paterson provides corporate advice as well as important introductions to brokers, advisors and analysts. Mr. Paterson was formerly a director of the Company.

Michael Halvorson – Advisor

Mr. Halvorson is President of Halcorp Capital Ltd., a private investment firm, and has a strong background in corporate finance and investor relations. He has been a director of Gentry Resources Ltd. since 1994, a director of Viceroy Resources Corp. since 1996 and a director of Western Copper Holdings Limited since 1997 and director of Pacific Sapphire Company since 1998. Mr. Halvorson is well known in the mining community especially with brokers, analysts and newsletter writers. He has been involved with financing and promoting junior companies for the last 20 years and provides Orezone with a wealth of contacts. Mr. Halvorson was formerly a director of the Company.

Karl J.C. Harries QC – Advisor

Mr. Harries is a lawyer and mining engineer. He retired as a partner of the Toronto law firm of Fasken Campbell Godfrey in 1992. Throughout his career his practice has focused on mining matters ranging from property acquisition and exploration to development and operational concerns and agreements. Karl had been a director of the company from 1996 and has just recently stepped over to the advisory committee.

Dr. Herb Helmstaedt – Advisor

Dr Helmstaedt is the current Head of Department for Geological Sciences at Queen's University in Kingston, Ontario. He is a well-known structural geologist who specializes in the application of structural geology to mineral deposit studies. He has delivered many papers on both gold and diamond mineralization in Archean terrains over the past 25 years. He also consults for both major and junior companies as well as for government agencies. Dr. Helmstaedt has been providing technical advice to the corporation since 1998.

Pierre Lalande – Advisor

Mr Lalande is a corporate geologist and consultant to the exploration and mining industry with over 30 years of international experience. Recently Pierre was Chief Geologist for IAMGold for over 7 years and previous to that with Watts, Griffiths and McOuat for 24 years. Pierre has been involved with the Sadiola and Yatela mines in Mali and the Siguiri permit in Guinea. Mr. Lalande's expertise in reviewing, prioritizing and evaluating projects will assist the company to select and maintain the best possible deposits.

Don Worth – Advisor

Mr. Worth is a Professional Mining Engineer who has been Vice President of Mining for CIBC for more than twenty years. He has held many profile positions including the President of the Canadian Mining and Metallurgy Institute in 1999. He is undoubtedly one the best known and one of the most highly regarded mining individuals in Canada. He is an expert in debt financing as related to mining operations. As an Advisor, he provides Orezone with a wealth of contacts in the industry and qualifies the company's focus to become a producer. Mr Worth has been an advisor to Orezone since 1996.





The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and related notes. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Cdn GAAP"). For a reconciliation to accounting principles generally accepted in the United States ("US GAAP"), see Note 17 to the attached consolidated financial statements.

Results of Activities

During the year ended December 31, 2002, the Company reported a net loss of $354,780 or ($0.01) per share for fiscal 2002 compared to a net loss of $1,066,343 or ($0.05) per share for 2001 and a net loss of $350,829 or ($0.02) per share for 2000. Expenses for the year were significantly higher at $444,305 compared to $193,788 in 2001 and $343,464 in 2000. In 2002, due to a write off of a mineral property, the Company recorded a gain of $70,985. The Company wrote off $889,109 in 2001 and $10,876 in 2000.

The company spent a total of $1,364,837 directly on exploration in 2002 as compared to $909,537 in 2001 and $871,008 in 2000. Joint Venture partner Gold Fields Limited reimbursed the company $478,850 for the Essakan properties in Burkina Faso. Patrician Diamonds reimbursed the company $24,113 for the Wemindji property and BHP Billiton Diamonds Inc. invested $5,000 in the WR property in Ontario.

At December 31, 2002 our working capital was $1,167,676 (current assets less current liabilities) compared to $100,875 in 2001 and $522,475 in

2000. During the year the company issued a total of 49,000,593 shares for a total value of $9,997,472 compared to 2,110,000 shares at a value of $249,700 in 2001 and 4,388,007 shares for a value of $966,642 in 2000.

Outlook

The company will continue to focus on its gold exploration activities primarily in West Africa. We have an exploration budget of more than $3.0 million for 2003 with an expected contribution by Gold Fields for $1.5 million. We will delineate our resources for production potential in the near future and test for new discoveries. With renewed interest in the gold sector, many of our advanced projects which are 100% Orezone will certainly attract the interest of other partners. We plan to fund the exploration on our own projects while we hold the markets attention and can expect a multiple on shareholder value. We will consider joint venture opportunities if a project requires significant funding at levels we consider too dilutive as compared to its net asset value. We shall pursue the opportunities that allow us to focus on our best projects, increase our chances of success, minimise our capital dilution, and control our expenditures. We will endeavor to be both the operator and majority owner of each property. With this strategy we shall continue to investigate other acquisitions in the region that will build our critical mass.

Subsequent Event

On February 7, 2003, the Company agreed to sell, to Canaccord Capital Corporation, as principal, on a bought deal underwritten basis, 10.0 million units by way of private placement at a price of $0.40 per unit for gross proceeds of $4.0 million. In addition, the syndicate of underwriters (agents) led by Canaccord Capital Corporation and including Westwind Partners Inc. had an over allotment option, exercisable at any time until the closing date, to acquire up to an additional 2.5 million units for additional gross proceeds of $1.0 million. Each unit consisted of one common share and one half common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $0.60 per common share for 18 months from the closing date. The agents will receive 6.5% cash commission and agents' warrants for common shares equal to 6.5% of the units sold under the offering. The agents' warrants will be exercisable at a price of $0.40 per share for a period of 12 months from the closing date. The securities issued under the private placement are subject to a four month hold period from the closing date. The deal closed on February 24, 2003 with the over allotment option fully exercised.

Risks

By the very nature of its activities, the Company is subject to various financial, operational and political risks in the normal course of business. While the Company assesses and minimises these risks by applying high operating standards, including the careful managing and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, independent audits and the purchase of insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

The company's management is responsible for the preparation of the financial statements as well as the integrity and objectivity of the information contained in this annual report. The financial statements were audited by Raymond Chabot Grant Thornton, our independent auditors, in accordance with Canadian generally accepted auditing standards and include examination on a test basis and other procedures that permit them to express an opinion on the financial statements prepared by management.

The Board of Directors and it's Audit Committee have reviewed in detail the financial statements with management and the independent auditors and discussed results before the submission to the Board of Directors for approval. The independent auditors were given unlimited access to the audit committee.

AUDITORS REPORT

Raymond Chabot Grant Thornton

To the Shareholders of Orezone Resources Inc.

We have audited the consolidated balance sheets of Orezone Resources Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, deferred exploration expenses and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

Val-d'Or (Canada)
March 7, 2003

COMMENTS BY AUDITORS FOR AMERICAN READERS ON CANADA – U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Reporting standards for auditors in the United States also require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders, dated March 7, 2003, is expressed in accordance with Canadian reporting standards, which do not permit references to such matters, events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

Val-d'Or (Canada)
March 7, 2003

Consolidated Statements of Operations and Deficit

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
	$	$	$
Interest revenue and other	**18,540**	16,554	3,511
Administrative expenses			
Management and consulting fees	**265,958**	97,840	82,243
Travelling and promotion	**57,650**	15,443	21,235
Rental expenses	**14,253**	10,869	30,000
Reports to shareholders	**12,196**	8,208	11,687
Conferences and subscription	**17,059**	2,164	15,962
Stationery and office expenses	**10,085**	3,577	23,436
Professional fees	**49,176**	18,675	52,883
Telecommunications	**5,660**	11,409	19,654
Transfer agent fees	**9,329**	12,324	12,994
Regulatory authorities	**14,448**	5,231	16,419
Property investigations			47,207
Interest and penalties	**1,619**	6,317	5,434
Amortization of equipment	**810**	1,731	1,712
Exchange loss (gain)	**(13,938)**		2,598
	444,305	193,788	343,464
Dropped mineral properties		147,900	
Write-off of prepaid royalties		50,000	
Write-off of deferred exploration and development expenses		691,209	10,876
Gain on write-off of a mineral property	**(70,985)**		
	373,320	1,082,897	354,340
Net loss	**(354,780)**	(1,066,343)	(350,829)
Deficit, beginning of year	**(7,753,294)**	(6,686,951)	(6,336,122)
Deficit, end of year	**(8,108,074)**	(7,753,294)	(6,686,951)
Basic and diluted net loss per share	**(0.01)**	(0.05)	(0.02)
Weighted average number of common shares outstanding	**44,464,504**	21,767,958	18,661,744

* Expressed in Canadian dollars, unless otherwise stated

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Deferred Exploration Expenses

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
	$	$	$
Balance, beginning of year	3,009,007	3,446,999	3,133,746
Additions			
Drilling	142,792	317,698	151,147
Consultants	263,822	55,799	242,450
Geophysical surveys	205,554	3,375	5,938
Geological surveys	154,316	141,379	139,628
Analysis	45,564	114,732	133,231
Travelling and promotion	18,780	17,251	24,436
Management fees and expenses	107,138	42,411	16,730
Equipment rental	79,192	57,681	23,541
Reports and maps	82,796	66,219	33,888
Line cutting	7,985		7,700
Trenching and stripping	14,115		3,241
Renewal of licenses and permits	88,456	33,786	53,480
General field expenses	154,317	59,206	35,598
	1,364,837	909,537	871,008
	4,373,844	4,356,536	4,004,754
Deductions			
Property option	5,000	40,000	
Disposal of a property			100,000
Partners' contributions	502,963	616,320	446,879
Expenses written off	194,015	691,209	10,876
Partners' contributions written off	(300,000)		
	401,978	1,347,529	557,755
Balance, end of year	3,971,866	3,009,007	3,446,999

* Expressed in Canadian dollars, unless otherwise stated

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
	$	$	$
OPERATING ACTIVITIES			
Net loss	(354,780)	(1,066,343)	(350,829)
Non-cash items			
Services paid for by the issuance of stock options	189,000		
Amortization of equipment	810	1,731	1,712
Dropped mineral properties		147,900	
Write-off of prepaid royalties		50,000	
Write-off of deferred exploration expenses		691,209	10,876
Gain on write-off of a mineral property	(70,985)		
Changes in non-cash working capital items (note 5)	(19,441)	231,143	131,948
Cash flows from (used in) operating activities	(255,396)	55,640	(206,293)
INVESTING ACTIVITIES			
Exploration funds	60,000	70,000	(280,000)
Equipment	(196)		(2,847)
Mining properties	(291,863)	(53,200)	
Deferred exploration expenses	(1,215,837)	(909,537)	(871,008)
Partner's contribution and option payment	507,963	616,320	446,879
Property option and disposal of property			100,000
Cash flows used in investing activities	(939,933)	(276,417)	(606,976)
FINANCING ACTIVITIES			
Repayment of a due to a director	(27,495)		
Repayment of debt	(572,095)		
Issue of shares	3,145,000	210,000	970,143
Share issue expenses	(120,216)	(8,805)	(11,500)
Cash flows from financing activities	2,425,194	201,195	958,643
Net increase (decrease) in cash and cash equivalents	1,229,865	(19,582)	145,374
Cash and cash equivalents, beginning of year	296,893	316,475	171,101
Cash and cash equivalents, end of year	1,526,758	296,893	316,475

* Expressed in Canadian dollars, unless otherwise stated

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

December 31, 2002 and 2001

	2002	2001
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	1,526,758	296,943
Taxes receivable and other receivables	49,031	19,135
Prepaid expenses	118,410	41,255
	1,694,199	357,333
Exploration funds (Note 6)	150,000	210,000
Listed shares, at cost (quoted market value $32,000; $100,000 in 2001)	40,000	40,000
Equipment	3,294	3,908
Mineral properties, at cost (Note 7)	10,231,058	1,071,756
Deferred exploration expenses, at cost (Note 7)	3,971,866	3,009,007
	16,090,417	4,692,014
LIABILITIES		
Current liabilities		
Accounts payable	269,650	168,703
Accrued liabilities	256,873	270,250
Due to a director, without interest		27,495
	526,523	466,458
Note payable (Note 8)	1,185,862	
	1,712,385	466,458
SHAREHOLDERS' EQUITY		
Capital stock (Note 9)	21,804,306	11,927,050
Share purchase warrants (Note 4)	292,000	
Contributed surplus (Notes 9 and 10)	389,800	51,800
Deficit	(8,108,074)	(7,753,294)
	14,378,032	4,225,556
	16,090,417	4,692,014

(Ronald N. Little), President and Director

(David C. Netherway), Director

* Expressed in Canadian dollars, unless otherwise stated

The accompanying notes are an integral part of the consolidated financial statements

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

1 — GOVERNING STATUTES, NATURE OF OPERATIONS AND GOING CONCERN

The Company, incorporated under the Canada Business Corporations Act, is a natural resource company engaged in the acquisition, exploration and development of diamond, precious and base metal mineral properties. The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing. The recoverability of amounts shown for mineral properties is dependent upon the ability of the Company to obtain necessary financing to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its mineral properties and projects, the discovery of economically recoverable reserves in the Company's mineral claims, confirmation of the Company's interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof. A significant portion of the Company's operations are located in Burkina Faso and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in Burkina Faso can be affected by changing economic, regulatory and political situations.

The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realize its assets or discharge its obligations in anything other than the ordinary course of operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2 — CHANGES IN ACCOUNTING POLICIES

On January 1, 2002, the Company adopted prospectively the recommendations of Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines notably recognition, measurement and disclosure standards for stock-based payments to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise's financial statements. These standards define a fair value-base method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting has been applied. The Company has adopted the latter alternative treatment for its employees. The supplementary information required by this new Section is presented in Note 10.

On January 1, 2001, the Company adopted the new recommendations issued by the Canadian Institute of Chartered Accountants with respect to section 3500, Earnings per shares. Under the new recommendations, the treasury stock method is used, instead of the current imputed earnings approach, for determining the dilution effects of options and warrants. Since the Company has incurred losses, such new recommendations did not affect the Company's diluted net loss per share.

3 — ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). As described in Note 17, these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America ("United States"). The principal accounting policies followed by the Company are as follows:

Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries.

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to the consolidated financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Significant estimates include the carrying value of mineral properties and deferred exploration expenses. Actual results may differ from those estimates.

Cash and cash equivalents

The Company's policy is to present cash and temporary investments having a term of three months or less from the acquisition date with cash and cash equivalents.

Foreign currency translation

Monetary assets and liabilities in foreign currency and integrated foreign operations are translated at the exchange rate in effect at the balance sheet date, whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and expenses in foreign currency are translated at the average rate in effect during the year. Gains and losses are included in the statement of operations for the year.

Mineral properties and deferred exploration expenses

Exploration, evaluation and development expenditures are accumulated and accounted for in each separate area of interest or mineral resource. This includes attributed direct general and administrative support costs. The recoverability of the amounts shown as mineral properties and deferred exploration and development expenses is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production or the disposal of the properties for proceeds in excess of their carrying value.

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed.

The amounts shown for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values. Government assistance, mining duty credits and partner contributions are applied against the deferred exploration expenses.

Reclamation obligation

Provisions for future site restoration and reclamation are accrued when a reasonable estimate of the costs can be made.

Basic or diluted net loss per common share

Basic net loss per share is calculated based upon the weighted average number of shares outstanding during the year. The diluted net loss per share, which is calculated using the treasury stock method, is equal to the basic net loss per share due to the anti-dilutive effect of stock options and share purchase warrants outstanding as described in note 10.

Stock - based compensations plans

The Company has three stock-based compensation plans for which no compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Since the Company does not account for options granted to employees using the fair value method, it discloses pro forma information related to net income and earnings per share figures, which are calculated as if the entity applied the fair value method of accounting to stock options granted to employees. Options granted to non-employees are accounted for using the fair value-based method.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is not more likely than not that some or all of the future income tax assets will not be realized.

4 — ACQUISITION OF A SUBSIDIARY

On July 18, 2002, the Company completed a business combination with Coronation International Mining Corporation (CIMC). Pursuant to the terms of this agreement, the Company acquired all of the issued and outstanding common shares of CIMC in exchange for 21,497,834 class «A» shares at a price of $0.20 per share. Subsequent to the acquisition, the Company issued a further 12,614,525 class «A» shares, as well as a note in the amount of $572,095 (which note was repaid in full by the Company on July 24, 2002), in satisfaction of certain debts of CIMC. In addition, 3,747,040 outstanding share purchase warrants of CIMC were converted into 2,610,535 share purchase warrants of the Company.

Net assets acquired are as follows :	$
Mining property – Essakan	9,114,292
Long-term debt	(4,280,862)
Purchase price	4,833,430
The purchase price is detailed as follows :	
21,497,834 class «A» shares issued	4,299,567
2,610,535 share purchase warrants issued	292,000
Acquisition cost	241,863
	4,833,430

5 — INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows :

	2002	2001	2000
	$	$	$
Taxes receivable and other receivables	**(29,846)**	8,021	14,395
Advances on exploration works			20,208
Prepaid expenses	**(77,155)**	(39,354)	(1,901)
Accounts payable	**100,947**	9,216	99,256
Accrued liabilities	**(13,387)**	254,260	
	(19,441)	231,143	131,948

6 — EXPLORATION FUNDS

Exploration funds consist of cash and cash equivalents restricted in use for flow-through exploration expenses, pursuant to financing agreements.

* Expressed in Canadian dollars, unless otherwise stated

7 — MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENSES

	2002		2001	
	Acquisition cost	Deferred exploration expenses	Acquisition cost	Deferred exploration expenses
	$	$	$	$
AFRICA				
Golden Hill (Intiédougou) (a)	650,644	2,139,371	650,644	2,042,660
Kerboulé (b)	297,694	1,055,882	297,694	1,038,797
Bondi (Bondigui) (c)	43,478	276,286	43,478	230,807
Kantela (d)			35,000	171,762
Sébédougou (e)	8,750	328,797	8,750	304,114
Séga (Séguenaga) (f)	18,000	322,048	18,000	9,675
Essakan (g)	9,114,292	483,992		
Bombore (h)	80,000	25,387		
	10,212,858	4,631,763	1,053,566	3,797,815
Partners' contributions (m)		(1,242,049)		(1,063,199)
	10,212,858	3,389,714	1,053,566	2,734,616
CANADA				
La Grande-East (i)	242,102		239,802	
Wemindji (j)	18,200	41,619	18,200	20,157
Waxatike (WR) (k)		266,644		54,432
Monster (l)		100,900		
	18,200	651,265	18,200	314,391
Partner's contributions (m)		(64,113)		(40,000)
Option payment (m)		(5,000)		
	18,200	582,152	18,200	274,391
	10,231,058	3,971,866	1,071,766	3,009,007

a) Golden Hill, Burkina Faso

The Company holds a 100% interest in a permit covering 500 square kilometres. No further earn-in commitments are required.

b) Kerboulé, Burkina Faso

The Company acquired the permit in April 1997 and now has a 75% interest in the property. The Burkina Faso party holding a 25% interest may contribute to future programs or revert to dilution and eventually a 3% Net Smelter Return (NSR) where (3/4) can be repurchased by the Company for US$1.5 million.

c) Bondi, Burkina Faso

On May 6, 1998, the Company obtained the right to acquire a 60% interest in the property in consideration of $43,478 and exploration work totaling US$1.2 million during the following four years. In 2001, the Company was proposed an offer from the Burkina Faso partner, to purchase the remaining interest in the permit for US$200,000 until June 30, 2003.

d) Kantela, Mali

Kantela property was dropped in the fourth quarter of 2002. The related mineral property acquisition cost and deferred exploration expenses of $35,000 and $194,015 respectively were charged to operations and applied against the $300,000 partner's contribution also written off, resulting in a $70,985 gain.

e) Sebécougou, Burkina Faso

The Company has earned a 100% interest in the permit as part of the deal with CIMC.

f) Sega, Burkina Faso

The Company has acquired a 100% interest in the property by issuing Repadre Capital Corporation 200,000 shares. Repadre holds a 3% NSR royalty, where 2% may be bought back for $2 million.

g) Essakan, Burkina Faso

The Company acquired a 100 % interest in 6 permits covering 1,433 square kilometers. The property was acquired in the July 2002 merger with CIMC. This property is subject to an earn in by Gold Fields Limited upon expenditure of USD $8,000,000 before a five year period has elapsed.

h) Bombore Burkina Faso

The Company issued 150,000 Class «A» shares at a deemed price of $0.20 per share and a $50,000 cash payment as an option on the Bombore exploration permit in Burkina Faso. One of the covenants of the option is that the Company must spend certain amounts on the property to earn in ownership of the project. In the event that the Company does not meet its obligations, the permit would revert back to the previous owners.

All exploitation licenses in the Republic of Burkina Faso are subject to a 10% carried interest and a 3% NSR in favour of the Republic once a Mining Convention is signed and an exploitation license is awarded by the State. The Mining Convention guarantees stabilization of financial and Customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The law states that no new taxes can be imposed however the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

i) La Grande-East, Québec

The Company holds a 100% interest in the La Grande-East claims subject to a 1% NSR royalty to Virginia Gold Mines Inc. of which 0.5% may be bought back for $500,000.

The Company hold a 1% NSR royalty on three permits and related claims held by Virginia Gold Mines Inc., La Grande-Sud, Gaber and Sakami. Virginia may buy back 0.5% for $500,000. These three permits total over 200 square kilometers in the La Grande area.

j) Wemindji, Québec

The Company owns 100% of the Wemindji Group of claims subject to a 2% NSR royalty due to Majescor Resources Inc of which 1% can be bought back for $1 million. Patrician Diamonds Ltd. is earning 50% by issuing 400,000 shares and spending a minimum of $150,000 over 2 years. Patrician can earn to 70% by performing a 2000 tonne bulk sample and a feasibility study by the 6th anniversary.

k) Waxatike (WR), Ontario (Previously FC Property)

The WR property consists of 42 claim blocks totalling 555 units for 89 square km located in the Procupine Mining Division, approximately 50 km west of Kapuskasing Ontario, Canada. Northern Shield Resources Inc. (a private company) holds 100% interest in these claims with the Company having the right to earn a 50% option in the property by incurring exploration expenditures of $500,000 by June 30, 2003. Depending on the results, the Company may have to make additional cash payments and issuance of shares.

l) Monster

On February 21, 2002 the Company signed an option agreement with Monster Copper Resources Inc., in which the Company agrees to fund $1,200,000 in exploration expenditures prior to March 31, 2006 as consideration, in order to earn a 50% interest in a property located in the Yukon Territory. The Monster Property is located 85 km north of Dawson City, Yukon and consists of 295 claims covering about 5,995 hectares.

m) Partners' contributions and option payments

Gold Fields Guernsey Limited, through it's subsidiary Orogen Holding (B.V.I) Ltd. invested $478,850 in the Essakan properties during 2002.

Patrician Diamonds Ltd invested $24,113 in the Wemindji property during 2002.

BHP Billiton Diamonds Inc contributed $5,000 for a right of first refusal on the Waxatike property. The right of first refusal is no longer in place.

n) Red Hill, British Columbia

As of December 31, 2001, the Company dropped its interest in Red Hill and therefore the loan has terminated and the $300,000 amount received was carried to partners' contribution for the Kantela property and the related $274,474 deferred exploration expenses were charged to losses.

8 — NOTE PAYABLE

Pursuant to the terms of the purchase of CIMC, the Company assumed $1,403,534 in debt owed by CIMC to Great Western Mining Company Limited, formerly the principal shareholder of CIMC. The note bears no interest until May 20, 2005 at which time interest will accrue at the rate of 2.5% per annum until May 20, 2007, and at the sum of LIBOR plus 2.5% thereafter. The note payable was discounted at 6.43% to $1,185,962. Accrued interest on the note becomes payable on the earlier of May 20, 2007 or 90 days following the occurance of a «Production event» as defined in the loan agreement. Principal is payable in twelve equal instalments commencing on the date interest becomes payable.

* Expressed in Canadian dollars, unless otherwise stated

9 — CAPITAL-STOCK

Authorized

An unlimited number of Class «A» shares without par value

a) Issued and fully paid

	2002		2001		2000	
	Number	**$**	Number	$	Number	$
Balance, beginning of year	**23,678,643**	**12,490,836**	21,568,643	12,241,136	17,180,636	11,274,494
Return to treasury [1]			(90,000)	(10,800)	(2,876)	(3,500)
Issued in counterpart of:						
Acquisition of a subsidiary	**21,497,834**	**4,299,567**				
Debt repayment	**12,614,525**	**2,522,905**				
Mineral properties	**150,000**	**30,000**	450,000	50,500		
Private placements	**12,500,000**	**2,500,000**			2,500,000	550,000
Private flow-through placements	**588,234**	**150,000**	1,750,000	210,000	1,833,000	400,000
Exercise of warrants	**1,500,000**	**450,000**				
Exercise of options	**150,000**	**45,000**			57,550	20,142
	49,000,593	**9,997,472**	2,110,000	249,700	4,387,674	966,642
Balance, end of year	**72,679,236**	**22,488,308**	23,678,643	12,490,836	21,568,310	12,241,136
Share issue expenses		**(684,002)**		(563,786)		(554,981)
		21,804,306		11,927,050		11,686,155

[1] During the year ended December 31, 2001, 90,000 Class «A» shares (2,876 in 2000) were returned to treasury and cancelled by the Company. The assigned value of $10,800 ($3,500 in 2000) of those shares was carried to contributed surplus.

10 — FIXED STOCK OPTION PLANS AND WARRANTS

Options

The Company has established three fixed stock options plans. The first two plans have expired and any remaining options have been transferred into the third pool. Under these plans, the Company may grant options to its directors, officers and employees as well as persons providing ongoing services to the Company for up to 4,850,000 shares of its capital. Also, under these plans, the total number of shares set aside under each plan on behalf of one person may, at no time, represent more than 5% of the Company's issued and outstanding shares. Exercise price of options equals the market price of the Company's stock on the date of grant. Stock options are exercisable on the day of grant and are for a 10-year term. As of December 31, 2002, there are 405,000 options approved by shareholders, but not granted.

A summary of the status of the Company's fixed stock option plan as at December 31, 2002, 2001 and 2000 and the changes during the years ending on those dates is presented below:

	2002		2001		2000	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
	$	$	$	$	$	$
Outstanding, beginning of year	2,211,450	0.37	2,291,450	0.36	2,349,000	0.36
Granted [1]	2,050,000	0.28				
Exercised	(150,000)	0.30			(57,550)	0.35
Expired	(325,000)	0.30	(80,000)	0.30		
Outstanding, end of year	3,786,450	0.33	2,211,450	0.37	2,291,450	0.36
Options exercisable at year end	3,786,450		2,211,450		2,291,450	

[1] During 2000 and 2001, the Company did not grant any options.

* Expressed in Canadian dollars, unless otherwise stated

As at December 31, 2002, the following options are outstanding :

Expiry date	Exercise price	Shares
	$	
December 15, 2007	0.30	290,000
March 9, 2008	0.30	395,000
May 1, 2008	0.30	50,000
January 11, 2009	0.50	630,000
September 22, 2009	0.35	371,450
January 15, 2012	0.20	500,000
April 15, 2012	0.21	100,000
September 12, 2012	0.31	1,450,000
		3,786,450

Since the beginning of the year, the Company has granted 2,050,000 stock options with a weighted average exercise price of $0.28. Since 1,250,000 of those stock options were granted to persons providing ongoing services, the Company recorded a compensation expense in its operating expenses and deferred exploration expenses using the fair value-based method at the grant date of stock options for respective amount of $189,000 and $149,000. The total $338,000 consideration was recorded as an increase of the contributed surplus.

The Company does not record any compensation expense for its employees. Had compensation cost for the Company's stock-based compensation plans been determined using the fair value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been increased to the pro forma amounts indicated in the following table :

		2002
		$
Net loss	As reported	(354,780)
	Pro forma	(567,780)
Basic and diluted net loss per share		
	As reported	(0.01)
	Pro forma	(0.01)

The pro forma effect on net loss of the period is not representative of the pro forma on net loss of future periods because it does not take into consideration the pro forma compensation cost related to options awarded prior to January 1, 2002.

The fair value of each option granted was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for the awards granted since the beginning of the year :

Expected dividend yield	0%
Expected volatility	130%
Risk-free interest rate	4.96 to 5.65%
Expected life	10 years

The weighted average fair value of stock options granted since the beginning of the year was $0.27.

Warrants

During the year, pursuant to the business combination agreement described in Note 4, 2,610,535 share purchase warrants at exercise prices ranging from $0.30 to $0.69 were issued. A further 500,000 brokers warrants at an exercise price of $0.40 were also issued. The outstanding warrants to purchase common shares are as follows :

Expiry date	Exercise price	Number of shares 2002	Number of shares 2001
	$		
April 28, 2002	0.30		500,000
July 16, 2002	0.30		500,000
September 19, 2003	0.40	500,000	
November 6, 2003[1]	0.30	500,000	1,000,000
December 20, 2003	0.20	175,000	175,000
July 20, 2004	0.30	2,237,801	
October 15, 2004	0.68	344,866	
January 19, 2005	0.57	27,868	
		3,785,535	2,175,000

[1] Renewed for a year

11 — INCOME TAXES

The Company's effective income tax rate differs from the combined federal and provincial income tax rate in Canada. The difference results form the following :

	2002	2001	2000
	$	$	$
Loss before income taxes	(354,780)	(1,086,343)	(350,829)
Income taxes at the combined federal and provincial tax rate of 39% (42% in 2000)	(139,000)	(419,000)	(149,000)
Non deductible items	46,000	349,000	6,000
Share issuance fees deductible	(34,000)	(26,000)	(30,000)
Tax benefits not recognized	127,000	96,000	173,000
Income taxes	–	–	–

As at December 31, significant component's of the Company's future income tax assets and liabilities are as follows :

	2002	2001
	$	$
Future income tax assets		
Mineral properties expense	378,000	279,000
Share issuance fees deductible	63,000	49,000
Operating losses carried forward	500,000	576,000
	941,000	904,000
Future income tax liabilities		
Note payable expense	(103,000)	
	838,000	904,000
Less : valuation allowance	(838,000)	(904,000)
	–	–

The future income asset resulting from operating losses is not recorded in the financial statements. These losses, which are available to reduce income taxes in future years, aggregate approximately $1,273,000 and expire as follows:

2003	2,000
2004	16,000
2005	20,000
2006	262,000
2007	408,000
2008	243,000
2009	322,000
	1,273,000

The Company also has mining tax deductions items for an amount of approximately $5,600,000 available to reduce future income taxes over an indefinite period.

During the year, the Company renounced $150,000 ($210,000 in 2001 and $400,000 in 2000) of flow-through expenditures in favour of subscribers. The Company used mining tax benefits not recorded previously to reduce the future income tax liability caused by this renouncement.

12 — RELATED PARTY TRANSACTIONS

The principal transactions concluded with a corporation partially owned by a director are as follows:

	2002	2001	2000
	$	$	$
Deferred exploration expenses	209,550	194,430	311,670
Administrative expenses	95,500	68,900	59,660

These transactions were concluded in normal course of operations and were measured at the exchange amount, that is the amount established and accepted by the parties.

As at December 31, 2002, accrued liabilities includes an amount of $216,448 ($248,959 in 2001) due to a corporation partially owned by a director.

13 — FINANCIAL INSTRUMENTS

Fair value

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments.

Short-term financial instruments

Cash and cash equivalents, other receivables, accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying amount given that they will mature shortly.

Long-term financial instruments

The fair value of the listed shares is equivalent to the market value based on the closing price. Listed shares are from a junior mining company.

14 — CONTINGENCY

As per the purchase agreement with Coronation International Minerals Corporation (CIMC), the principal shareholder of CIMC was to pay the balance of the legal fees owed by CIMC to their counsel in excess of $40,000 CAD. As agreed, the Company paid the $40,000 to the counsel of CIMC. The outstanding balance of 237,958 GBP has not been paid and the counsel is seeking claim to recuperate this from the principal shareholder and has included the Company in the same claim. The Company has obtained full indemnity from the principal shareholder who has also provided collateral to cover the expense, should it arise.

Management is of the opinion that this claim does not have merit and is an issue between the previous shareholders of CIMC and their respective counsel.

15 — Segmented information

The Company operates in two distinct geographic segments, Africa and Canada. Due to the size of the organization, there is no distinct separation of management between the two segments. As there are no properties that have been brought into production, there is no revenue to report on a segmented basis.

16 — Subsequent event

On February 7, 2003, the Company agreed to sell to Canaccord Capital Corporation, as principal, on a bought deal underwritten basis, 10.0 million units by way of private placement at a price of $0.40 per unit for gross proceeds of $4.0 million. In addition, the syndicate of underwriters led by Canaccord Capital Corporation and including Westwind Partners Inc. will have an over allotment option, exercisable at any time until the closing date, to acquire up to an additional 2.5 million units for additional gross proceeds of $1.0 million. Each unit consisted of one common share and one half common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $0.60 per common share for 18 months from the closing date. The agents will receive 6.5% cash commission and agents' warrants for common shares equal to 6.5% of the units sold under the offering. The agents' warrants will be exercisable at a price of $0.40 per share for a period of 12 months from the closing date. The securities issuable under the private placement are subject to a four month hold period from the closing date. The deal closed on February 24, 2003 with the over allotment option fully exercised.

17 — GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

A - CONCOLIDATED FINANCIAL STATEMENTS

The adjustments to comply with U.S. GAAP would be as follows:

Consolidated Statements of Operations

	2002	2001	2000
	$	$	$
Net loss as per Canadian GAAP	(354,780)	(1,066,343)	(350,829)
Deferred exploration expenses (a)	(962,859)	437,992	(313,253)
Net loss as per U.S. GAAP	(1,317,639)	(628,351)	(664,082)
Basic and diluted loss per share as per U.S. GAAP	(0.03)	(0.03)	(0.04)

* Expressed in Canadian dollars, unless otherwise stated

Consolidated Balance Sheets

The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would have been as follows :

	December 31, 2002			December 31, 2001		
	As per GAAP in Canada	Adjustments	As per U.S. GAAP	As per GAAP in Canada	Adjustments	As per U.S GAAP
	$	$	$	$	$	$
Assets						
Listed shares	40,000	(8,000) (b)	32,000	40,000	60,000 (b)	100,000
Deferred exploration expenses	3,971,866	(3,971,866) (a)	-	3,009,007	(3,009,007) (a)	-
Shareholders' Equity						
Deficit	(8,108,074)	(3,971,866)	(12,079,940)	(7,753,294)	(3,009,007)	(10,762,301)
Cumulative comprehensive other income	-	(8,000)	(8,000)	-	60,000	60,000

Operations and balance sheets adjustments

(a) Deferred exploration expenses

Under Canadian GAAP, exploration expenses are capitalized. Under U.S. GAAP, all expenses incurred before proven economic reserves are established would be expensed as incurred.

(b) Listed shares

Investments in shares of public companies are recorded at cost, less any provision for decrease in value, other than a temporary decline. Under U.S. GAAP, the Company is required to record investments available-for-sale at fair value and has presented the unrealized gains or losses as a component of other comprehensive income under shareholders' equity.

Consolidated statement of cash flows

Under U.S. GAAP, the cash flows used in investing activities related to deferred exploration expenses would be decreased by $707,874 ($293,217 in 2001 and $324,129 in 2000) and cash flows used in operating activities would be increased by the same amount.

Changes in accounting policies under U.S. GAAP

FASB Statement 144

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that established a single accounting model, based on the framework of SFAS No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), for long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001. No significant changes have occurred for the Company since its adoption.

B – CONSOLIDATED COMPREHENSIVE LOSS

The statement of consolidated comprehensive loss is as follows:

	2002	2001	2000
	$	$	$
Net loss as per U.S. GAAP	(1,317,639)	(628,351)	(664,082)
Other comprehensive income (loss)			
Unrealized gain (loss) on investments	(68,000)	60,000	–
Consolidated comprehensive loss	(1,385,639)	(568,351)	(664,082)

C – ACCOUNTING FOR COMPENSATION PLANS

For U.S. GAAP purposes, the Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. If the fair value based method of accounting had been applied, the Company's net loss and net loss per share for the years ended December 31, 2002, 2001 and 2000 would have been on a pro forma basis as follows:

	2002	2001	2000
	$	$	$
Net loss, as reported	(1,317,639)	(628,351)	(664,082)
Deduct : Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(213,000)	–	–
Pro forma net loss	(1,530,639)	(628,351)	(664,082)
Loss per share :			
Basic and diluted - as reported	(0.03)	(0.03)	(0.04)
Basic and diluted - pro forma	(0.03)	(0.03)	(0.04)

* Expressed in Canadian dollars, unless otherwise stated

D – STANDARD APPLICABLE FOR THE YEAR 2003

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The statement provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently the asset retirement cost is allocated to expense using a systematic and rational allocation method and is adjusted to reflect period-to period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of undiscounted cash flows. The statement is effective for fiscal years beginning after June 15, 2002 and the Company has not yet determined the effect of adoption.

In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a Restructuring), and requires liabilities associated with exit and disposal activities to be expensed as incurred. SFAS 146 is effective for exit or disposal activities of the Company that are initiated after December 31, 2002. The Company is currently evaluating the impact of the Statement.

In December 2002, the FASB SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123 ("SFAS 148"). This amendment provides alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, prominent disclosures in both annual and interim financial statements are required for the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to the disclosure and transition provisions of SFAS 123 are effective for fiscal years ending after December 15, 2002. The disclosure requirement for interim financial information is effective for interim periods beginning after December 15, 2002. The Company does not apply the fair value-based method for the moment, and applies the disclosures requirements specified in SFAS 148.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and a Rescission of FASB Interpretation NO. 34 ("FIN 45"). FIN 45 clarifies and expands upon existing disclosure requirements for guarantees, including loan guarantees. It also would require that, at the inception of a guarantee, the Company must recognize a liability for the fair value of its obligation under that guarantee. The initial fair value recognition and measurement provisions will be applied on a prospective basis to certain guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The Company has adopted the disclosure requirements and is currently evaluating the potential impact, if any, the adoption of the recognition and measurement provisions of FIN 45 will have on its financial position and results of operations.

NOTES





Board of Directors and Officers

Ron Little, *Director, President, CEO*
Bob Mason, *Director**
David Netherway, *Director**
Suren Mirchandani, *Director*
Jeffrey Ackert, *V.P. Exploration*
Douglas Perkins, *CFO*
**Audit committee*

Compensation Committee

Bob Mason, *Director*
David Netherway, *Director*
Mike Halvorson, *Independent*

Legal Counsel

Lavery de Billy
1 Place Ville Marie
Suite 4000
Montreal, Quebec H3B 4M4

Stikeman Elliot
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Auditors

Raymond Chabot Grant Thornton
888, 3rd Avenue
Val d'Or, Quebec J9P 5E6

Advisory Committee

Mike Halvorson, *Capital Market Advisor*
Donald Worth, *Finance*
Herb Helmstaedt, *Geologist*
John Paterson, *Mining Engineer*
Karl Harries, *Legal Advisor*
Pierre Lalande, *Geologist*

Transfer Agent

Computershare Trust
Company of Canada
1500 University Street
Montreal, Quebec H3A 3S8

Corporate Office

174 Cobourg Street,
Suite 201
Ottawa, Ontario K1N 8H5 Canada

Telephone: (613) 241-3699
Fax: (613) 241-6005
Email: info@orezone.com
Website: www.orezone.com

Trading Information
Issued and Outstanding

Toronto Stock Exchange symbol ORZ
85,354,256 Class A Shares



Orezone Resources Inc.

Orezone Resources Inc.

Toronto Stock Exchange, symbol ORZ
174 Cobourg Street
Suite 201
Ottawa, Ontario K1N 8H5 Canada

Telephone: 613.241.3699
Fax: 613.241.6005
E-mail: info@orezone.com
Website: www.orezone.com